SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: April 30, 2007		Title:	General Counsel

1Q07
EARNINGS
REPORT
April 30, 2007
MAXCOM TELECOMUNICACIONES FIRST QUARTER 2007
UNAUDITED RESULTS
•	1Q07 Revenues of Ps$515.7 million increased 53% from 1Q06 and 7% from 4Q06

•	Adjusted EBITDA[1] was Ps$144.1 million in the quarter, 53% above 1Q06 and 8% over 4Q06

•	EBITDA of Ps$141.7 million increased 50% from 1Q06 and 9% from 4Q06

•	Lines in service at 283,139 increased 28% from 1Q06 and 5% from 4Q06

•	Total customers (voice and data) at 198,994 grew 20% from 1Q06 and 4% from 4Q06
LINES:
The number of voice lines in service at the end of 1Q07 increased 28% to 283,139 lines, from 222,240 lines at the end of 1Q06, and 5% when compared to 269,598 lines in service at the end of 4Q06.
During 1Q07, 27,196 new voice lines were installed, 5% higher than 26,083 lines installed during 1Q06. When compared to 4Q06, the number of installations increased 7% from 25,521 lines.
During the quarter, the monthly churn rate for voice lines was 1.7%, higher than the 1.6% monthly average churn experienced during 1Q06, and was also the same 1.7% churn rate in 4Q06.
Data equivalent lines (at 64Kbps) increased 73% to 52,622 at the end of 1Q07 from 30,575 at the end of 1Q06, and 25% when compared to 42,074 equivalent lines at the end of 4Q06.
CUSTOMERS:
Total customers (voice and data) grew 20% to 198,994 at the end of 1Q07, from 165,891 at the end of 1Q06, and 4% when compared to 192,716 customers at the end of 4Q06.
REVENUES:
Revenues during 1Q07 increased 53% to Ps$515.7 million, from Ps$337.6 million reported in 1Q06. Voice revenues in the quarter increased 32% to Ps$379.0 million, from Ps$286.7 million during 1Q06, and were primarily driven by a 28% increase in voice lines and an increase in average revenues per line (ARPU), mainly as a result of higher public telephony services. Data revenues in 1Q07 were Ps$22.7 million, a 49% increase when compared to Ps$15.1 million in 1Q06. Wholesale revenues in 1Q07 were Ps$114.0 million, three times higher than Ps$35.8 million recorded in 1Q06.
1Q07 revenues represented a 7% increase from the Ps$481.3 million reported in 4Q06. Voice revenues in 1Q07 increased 7% from Ps$353.0 million in 4Q06, while data revenues decreased to Ps$22.7 million, and were 9% lower than those reported in 4Q06 at Ps$24.8 million. During 1Q07, revenues from Wholesale customers grew 10% to Ps$114.0 million from Ps$103.6 million in 4Q06.
COST OF NETWORK OPERATION:
Cost of Network Operation in 1Q07 was Ps$218.6 million, 91% above the cost of Ps$114.4 million in 1Q06. With outbound traffic decreasing 13%, the cost per minute increased as a result of higher operating costs in our public phones and higher long distance termination charges, driven by volume and higher calls to cellular phones. Local traffic represented 83% of total traffic in 1Q07, down from 89% in 1Q06. The Ps$104.2 million increase in the Cost of Network Operation was generated by: (i) Ps$95.6 million, or 110% increase in network operating services, as a result of Ps$50.7 million higher long distance interconnection fees, Ps$27.0 million

[1]	We define Adjusted EBITDA as net income (loss) excluding depreciation and amortization, total integral cost of financing, other (income) expenses, special items, tax and stock option plan expense. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges. Adjusted EBITDA is not a recognized financial measure under Mexican GAAP or U.S. GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activity as a measure of liquidity. We believe Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of stock option plan expense, which is a non-cash compensation item. You should review EBITDA and Adjusted EBITDA, along with consolidated financial statements, when trying to understand our operating performance. However, companies define EBITDA and Adjusted EBITDA in different ways and caution must be used in comparing these measurements to other companies.

1/5

1Q07
EARNINGS
REPORT
April 30, 2007
higher cost of operation of public telephones, Ps$11.5 million higher leases of circuits and ports, Ps$5.2 million higher calling party pays interconnection fees, Ps$0.4 higher internet services cost and Ps$1.0 million increase in other services cost, such as CATV and Cellular operations; (ii) Ps$8.5 million, or 36% increase in technical expenses; and, (iii) Ps$0.05 million, or 1% increase in installation expenses and cost of disconnected lines.
Cost of Network Operation increased 10% quarter-over-quarter when compared to Ps$198.1 million in 4Q06. The Ps$20.5 million increase in Cost of Network Operation was generated by: (i) Ps$18.4 million, or 11% increase in Network operating services, as a result of Ps$20.2 million higher long distance interconnection fees, Ps$2.3 million higher cost of operation of public telephones, and Ps$0.8 million higher leases of circuits and ports. These increases were partially offset by Ps$3.2 lower internet services cost, Ps$1.3 million lower calling party pays interconnection fees and Ps$0.5 million lower other services cost, such as CATV and Cellular operations; (ii) Ps$3.0 million, or 10% increase in technical expenses; and, (iii) Ps$0.9 million, or 19% decrease in installation expenses and cost of disconnected lines.
SG&A:
SG&A expenses were Ps$155.4 million in 1Q07, 20% above Ps$129.0 million in 1Q06. The Ps$26.4 million increase was mainly driven by: (i) higher external advisors of Ps$8.6 million; (ii) Ps$4.5 million higher advertising and promotion expenses; (iii) higher bad debt reserve of Ps$4.3 million; (iv) Ps$2.6 million higher sales commissions; (v) higher salaries, wages and benefits of Ps$2.5 million as a result of larger headcount; (vi) Ps$2.4 million compensation charge related to stock options plans; (vii) higher maintenance expenses of Ps$1.1 million; and, (viii) Ps$0.4 million higher general and corporate expenses.
When comparing to 4Q06, SG&A expenses in 1Q07 increased 2% from Ps$153.0 million in. The Ps$2.4 million increase was generated by: (i) Ps$6.4 million higher external advisors; (ii) higher bad debt reserve of Ps$2.9 million; (iii) higher general and corporate expenses of Ps$2.0 million; and, (iv) higher lease expenses of Ps$1.0 million. These increases were partially offset by: (i) lower salaries, wages and benefits of Ps$9.0 million; and, (ii) lower compensation charge related to stock options plan of Ps$0.8 million
SG&A expenses in 1Q07, before the effect of the non-cash stock option compensation charge were Ps$153.0 million, 19% above Ps$129.0 million in 1Q06 and 2% above Ps$149.7 in 4Q06.
Adjusted EBITDA:
Adjusted EBITDA for 1Q07 was Ps$144.1 million, 53% higher than Ps$94.3 million in 1Q06, and 8% higher than Ps$133.5 million in 4Q06.
EBITDA:
EBITDA for 1Q07 was Ps$141.7 million, 50% higher than Ps$94.3 million in 1Q06, and 9% higher than Ps$130.3 million in 4Q06.
OPERATING INCOME:
Operating income for 1Q07 was Ps$54.1 million, 44% higher than Ps$37.6 million in 1Q06, and 22% higher than Ps$44.2 million in 4Q06
CAPITAL EXPENDITURES:
Capital expenditures in 1Q07 totaled Ps$211.8 million, 11% above Ps$191.0 million recorded in 1Q06, and 19% below Ps$261.7 million spent in 4Q06.
CASH POSITION:

2/5

1Q07
EARNINGS
REPORT
April 30, 2007
Maxcom’s cash position at the end of 1Q07 was Ps$765.1 million in cash and temporary investments, including Ps$3.1 million in restricted cash, as most of the funds from the financing described below were available, compared to Ps$208.1 million at the end of 1Q06, which included Ps$10.7 million in restricted cash. Cash and temporary investments at the end of 4Q06 were Ps$741.5 million, including Ps$22.8 million in restricted cash.
NEW FINANCING:
On December 13, 2006, Maxcom completed a private placement of debt instruments denominated “Senior Notes” in the United States of America and some European, Latin American and Asian countries amounting to US$150’000,000.00 (one hundred fifty million dollars 00/100 U.S. currency), in accordance with Rule 144A and Regulation S of the Securities Act of 1933. In addition, on January 5, 2007, Maxcom executed a supplemental offering of the transaction in the amount of USD$25’000,000.00 (twenty five million dollars 00/100 U.S. currency). The use of proceeds went to refinance debt and capital expenditures.
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services, on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 1163 1005	(646) 284-9416
investor.relations@maxcom.com	ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

3/5

1Q07
EARNINGS
REPORT
April 30,2007
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
In thousands of Mexican pesos (“Ps”) in purchasing power as of March 31, 2007 and thousands of U.S. dollars (“$”)

	March 31, 2006			December 31, 2006			March 31, 2007
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	197,429	$17,866	Ps	718,655	$65,033	Ps	761,957	$68,951
Restricted Cash		—	—		22,807	2,064		3,152	285

		197,429	17,866		741,462	67,097		765,109	69,236

Accounts receivable:
Customers, net of allowance		199,593	18,062		324,627	29,376		378,649	34,265
Value added tax refundable		36,754	3,326		107,729	9,749		140,937	12,754
Other sundry debtors		22,021	1,993		39,602	3,583		65,009	5,883

		258,368	23,381		471,958	42,708		584,595	52,902

Inventory		20,959	1,897		34,791	3,148		33,876	3,066
Prepaid expenses		79,811	7,222		63,904	5,783		65,880	5,961

Total current assets		556,567	50,366		1,312,115	118,736		1,449,460	131,165

Restricted Cash Long Term		10,727	971		—	—		—	—

Frequency rights, Net		89,243	8,076		85,907	7,774		84,019	7,603
Telephone network systems & Equipment, Net		2,333,882	211,198		3,069,067	277,726		3,205,666	290,087
Pre-operating expenses, Net		118,835	10,754		95,595	8,650		88,102	7,973
Intangible Assets, Net		316,842	28,672		325,152	29,424		335,301	30,342
Retirement obligations		15,427	1,396		14,647	1,325		14,522	1,314
Deposits		5,149	466		5,807	525		5,051	457
Other assets		6,191	558		16,450	1,491		16,365	1,481

Total assets	Ps	3,452,863	$312,457	Ps	4,924,740	$445,651	Ps	5,198,486	$470,422

LIABILITIES
CURRENT LIABILITIES:
Interest Payable
Accrued expenses and other accounts payable		166,044	15,026		512,873	46,410		509,242	46,082
Bank Financing		69,482	6,288		—	—		—	—
Senior notes, net		58,430	5,287		127,134	11,505		128,078	11,590
Notes payables		119,303	10,796		37,845	3,425		13,031	1,179
Commercial paper		157,943	14,293		151,294	13,691		150,000	13,574
Customers deposits		3,316	300		2,658	241		1,567	142
Payroll and other taxes payable		17,143	1,551		26,605	2,408		26,808	2,426

Total current liabilities		591,661	53,541		858,409	77,680		828,726	74,993

LONG-TERM LIABILITIES:
Senior notes, net		569,720	51,555		1,653,861	149,661		2,008,744	181,775
Bank Financing		63,310	5,729		—	—		—	—
Notes payable		269,226	24,363		40,683	3,681		11,371	1,029
Other accounts payable		26,012	2,354		26,477	2,396		25,656	2,322
Deferred taxes		27,075	2,450		86,468	7,825		85,728	7,758
Pensions and Postretirement Obligations		17,379	1,573		21,149	1,914		22,374	2,025
Other long term liabilities		—	—		9,638	872		9,556	865
Hedging Valuation		13,056	1,181		14,699	1,330		4,190	379

Total liabilities	Ps	1,577,439	$142,746	Ps	2,711,384	$245,359	Ps	2,996,345	$271,146

SHAREHOLDERS’ EQUITY
Capital stock		2,880,490	260,661		3,234,598	292,705		3,235,239	292,763
Premium on capital stock		230,495	20,858		246,031	22,264		248,405	22,479
Accumulated deficit		(1,238,824)	(112,104)		(1,238,823)	(112,104)		(1,267,274)	(114,678)
Net loss for the period		3,263	296		(28,450)	(2,573)		(14,229)	(1,288)

Total shareholders’ equity (deficit)	Ps	1,875,424	$169,711	Ps	2,213,356	$200,292	Ps	2,202,141	$199,276

Total liabilities and equity	Ps	3,452,863	$312,457	Ps	4,924,740	$445,651	Ps	5,198,486	$470,422

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of March 31, 2007 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.0507 per US$1.00.

4/5

1Q07
EARNINGS
REPORT
April 30, 2007
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2006 AND 2007 QUARTERLY PERIODS
In thousands of Mexican pesos (“Ps”) in purchasing power as of March 31, 2007 and thousands of U.S. dollars (“$”)

	January 1 to				October 1 to				January 1 to
	March 31, 2006				December 31, 2006				March 31, 2007
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%
Voice		286,678	25,942	85%		352,940	31,939	73%		379,050	34,301	74%
Data		15,185	1,374	4%		24,787	2,243	5%		22,667	2,051	4%
Wholesale		35,784	3,238	11%		103,644	9,379	22%		113,980	10,314	22%

TOTAL REVENUES	Ps	337,647	$30,554	100%	Ps	481,371	$43,561	100%	Ps	515,697	$46,666	100%

Network operating services		87,299	7,900	26%		164,572	14,892	34%		182,938	16,554	35%
Technical expenses		23,420	2,119	7%		28,911	2,616	6%		31,913	2,888	6%
Installation expenses		3,692	334	1%		4,641	420	1%		3,746	339	1%

Cost of Network Operation		114,411	10,353	34%		198,124	17,928	41%		218,597	19,781	42%

GROSS PROFIT		223,236	20,201	66%		283,247	25,633	59%		297,100	26,885	58%

SG&A		128,985	11,672	38%		152,927	13,839	32%		155,372	14,060	30%

EBITDA		94,251	8,529	28%		130,320	11,794	27%		141,728	12,825	27%

Depreciation and amortization		56,644	5,126			86,081	7,790			87,542	7,922

Operating Income (Loss)		37,607	3,403			44,239	4,004			54,186	4,903

Comprehensive (Income) Cost of Financing:

*Interest expense		30,511	2,761			37,844	3,424			63,338	5,732
**Interest (income) loss, net		(3,554)	(322)			(10,507)	(951)			(11,154)	(1,009)
Special item		—	—			17,178	1,554			—	—
Exchange (income) loss, net		11,812	1,069			(20,973)	(1,898)			18,065	1,635
Gain on net monetary position		(4,957)	(449)			(6,441)	(583)			(11,223)	(1,016)

		33,812	3,059			17,101	1,546			59,026	5,342

Other (income) expense		(39)	(4)			1,774	160			(509)	(46)

INCOME (LOSS) BEFORE TAXES		3,834	348			25,364	2,298			(4,331)	(393)

Provisions for:
Asset Tax		—	—			—	—			8,923	807
Income Tax & Profit Sharing		571	52			55,821	5,051			975	88

Total Provisions		571	52			55,821	5,051			9,898	895

NET INCOME (LOSS)	Ps	3,263	$296		Ps	(30,457)	$(2,753)		Ps	(14,229)	$(1,288)

*Adjusted EBITDA		94,251	8,529			133,517	12,082			144,101	13,040
NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes, Banks and Vendor Financing

**	Interest Income net Financial statements are reported in period-end pesos as of March 31, 2007 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.0507 per US$1.00.

5/5